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CUSIP NO. 001300H105                  13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. X )*

                               The AES Corporation
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                                (Name of Issuer)


                          Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   001300H105
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 001300H105                  13G


1.   NAME OF REPORTING PERSON:
     SS. or I.RS. IDENTIFICATION NO. OF ABOVE PERSON
          Dennis W. Bakke

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) /  /
       (b) / X /

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
            United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER: 13,982,482

6.   SHARED VOTING POWER:  17,205,206

7.   SOLE DISPOSITIVE POWER: 13,982,482

8.   SHARED DISPOSITIVE POWER: 17,205,206

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        31,187,688

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10.  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9.) EXCLUDES CERTAIN SHARES:
        /X/

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9.):
       5.85%

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12.  TYPE OF REPORTING PERSON:
       IN

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CUSIP NO. 001300H105                  13G


1.   NAME OF REPORTING PERSON:
     SS. or I.RS. IDENTIFICATION NO. OF ABOVE PERSON
       Eileen H. Bakke

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)/ /
     (b)/X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:  1,754,282

6.   SHARED VOTING POWER:  17,205,206

7.   SOLE DISPOSITIVE POWER:  1,754,282

8.   SHARED DISPOSITIVE POWER:  17,205,206

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       18,959,488

--------------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9.) EXCLUDES CERTAIN SHARES:
       /X/

--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9.):
       3.56%

--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON:
       IN

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CUSIP NO. 001300H105                  13G


Item 1.

(a)  The Name of the Issuer:

          The AES Corporation a Delaware corporation (the "Company").

(b)  The Address of the Company's Principal Executive Offices:

          1001 N. 19th Street
          Arlington, VA 22209

Item 2.

(a)  Name of Persons Filing:

          This statement is filed by Dennis W. Bakke and Eileen H. Bakke, United States Citizens.

(b)  Address of Principal Business Office or, if none, Residence:

          Mr. Bakke has a business address at 1001 N. 19th Street, Arlington, VA 22209. Mrs. Bakke's address is 2811 24th Street, North, Arlington, VA 22207. The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.01 per share (the "Shares") of the Company. The CUSIP Number of the Company is 001300H105.

Item 3.

          This item is not applicable.

Item 4. Ownership:

          Mr. Bakke holds sole voting and dispositive power with respect to 11,717,666 shares held in his name, 561,294 shares held by The AES Corporation Profit Sharing and Stock Ownership Plan, and 12,912 units under the Supplemental Retirement Plan. Mr. Bakke currently has the right to acquire direct beneficial ownership (within the meaning of rule 13d-3(d)(1) of 1,690,610 shares of common stock upon the exercise of stock options.


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CUSIP NO. 001300H105                  13G


          Mrs. Bakke holds sole voting and dispositive power with respect to 1,754,282 shares held in her name.

          Jointly, Mr. and Mrs. Bakke share voting and dispositive power for 16,988,782 shares, 126,742 shares held in the names of their children and 89,682 shares held by The Mustard Seed Foundation. Mr. and
          Mrs. Bakke disclaim beneficial ownership of all shares held by The Mustard Seed Foundation.


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CUSIP NO. 001300H105                  13G


Item 5. Ownership of Five Percent or Less of a Class:

          This item is not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

          Mr. and Mrs. Bakke are aware of Mr. and Mrs. Roger W. Sant, holders of more than 5% of AES Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          This item is not applicable.

Item 8. Identification and Classification of Member of the Group:

          This item is not applicable.

Item 9. Notice of Dissolution of Group:

          This item is not applicable.

Item 10. Certification

          This item is not applicable


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CUSIP NO. 001300H105                  13G


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.


                                          February 14, 2001
                                          --------------------------------------
                                          Date



                                          /s/ DENNIS W. BAKKE
                                          --------------------------------------
                                          Signature



                                          Dennis W. Bakke, President and CEO
                                          --------------------------------------
                                          Name/Title


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CUSIP NO. 001300H105                  13G


SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.


                                          February 14, 2001
                                          --------------------------------------
                                          Date



                                          /s/  EILEEN H. BAKKE
                                          --------------------------------------
                                          Signature



                                          Eileen H. Bakke
                                          --------------------------------------
                                          Name/Title